NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED ACCELERATES PAYMENT

OF CASH DIVIDEND TO CURRENT YEAR

HONG KONG – December 14, 2012 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it will pay the previously declared cash dividend of $0.03 per share on the company’s common stock on December 28, 2012 to shareholders of record on December 21, 2012. The dividend was previously scheduled to be paid on January 16, 2013 to holders of record on December 21, 2012.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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